# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hesai Group, CIK 0001861737
CUSIP: G4417G106
Title of class of securities: Class B ordinary shares, par value of $0.0001 per share
Address of issuer's principal executive offices: 10th Floor, Building A, No. 658 Zhaohua Road, Changning District, Shanghai, China (F4), 200050
Date of event which requires filing of this statement: 04/24/2025
Filed by CIK 0001998050
Persons authorized to receive notices and communications: Shaoqing Xiang, 10th Floor, Building A, No. 658 Zhaohua Road, Changning District, Shanghai, China (F4), 200050, 8621-3158-8240

## Reporting persons
- Shaoqing Xiang (CIK 0001998050): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 27,163,892; sole dispositive power 9,055,634; shared dispositive power 0; aggregate amount beneficially owned 27,163,892 (20.5% of the class)
  Comment: Note to Row (8) and (11) - On April 24, 2025, Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang entered into a Deed of Concert Party Arrangement (the "Deed"). Pursuant to the Deed, the parties agree to consult with each other and to exercise all voting rights and other powers of control available unanimously in relation to resolutions of the Issuer proposed to be passed.
  
  Based on the above, Mr. Shaoqing Xiang is deemed to have shared voting power over (i) 8,890,603 Class A ordinary shares held by Galbadia Limited, and (ii) 165,031 Class B ordinary shares in the form of ADSs beneficially owned by Mr. Shaoqing Xiang, and (iii) 18,108,258 Class A ordinary shares in which Mr. Shaoqing Xiang is entitled to voting power pursuant to the Deed, including (a) 8,879,636 Class A ordinary shares held by ALBJ Limited, a company limited by shares incorporated in British Virgin Islands wholly owned by Asian LBJ Limited, which is wholly owned by Dr. Yifan Li, and (b) 9,228,622 Class A ordinary shares held by Fermat Star Limited, a company limited by shares incorporated in British Virgin Islands and wholly owned by Rock Ocean Limited, which is wholly owned by Dr. Kai Sun.
  
  Note to Row (9) - Represents (i) 8,890,603 Class A ordinary shares held by Galbadia Limited, a company limited by shares incorporated in British Virgin Islands, and (ii) 165,031 Class B ordinary shares in the form of ADSs beneficially owned by Mr. Shaoqing Xiang. Galbadia Limited is wholly owned by Balamb Limited, which is wholly owned by Mr. Shaoqing Xiang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Shaoqing Xiang may be deemed to beneficially own all of the shares of the Issuer owned by ALBJ Limited. The registered address of Galbadia Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
  
  Note to Row (13) - Calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of March 31, 2025. Each Class B ordinary share is entitled to one vote per share and each Class A ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.
- Galbadia Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 8,890,603; sole dispositive power 8,890,603; shared dispositive power 0; aggregate amount beneficially owned 8,890,603 (6.7% of the class)
  Comment: Note to Row (8), (9) and (11) - Represents 8,890,603 Class A ordinary shares held by Galbadia Limited, a company limited by shares incorporated in British Virgin Islands.
  
  Note to Row (13) - Calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of March 31, 2025. Each Class B ordinary share is entitled to one vote per share and each Class A ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

## Item 1. Security and Issuer
Title of class of securities: Class B ordinary shares, par value of $0.0001 per share
Name of issuer: Hesai Group
Address of issuer's principal executive offices: 10th Floor, Building A, No. 658 Zhaohua Road, Changning District, Shanghai, China (F4), 200050

## Item 2. Identity and Background
Name of person filing:
Shaoqing Xiang
Galbadia Limited
Residence or business address:
Shaoqing Xiang
10th Floor, Building A
No. 658 Zhaohua Road, Changning District
Shanghai 200050
People's Republic of China

Galbadia Limited
Ritter House, Wickhams Cay II
PO Box 3170, Road Town
Tortola VG1110, British Virgin Islands
Present principal occupation or employment: Shaoqing Xiang is the Co-Founder, Director and Chief Technology Officer of the Issuer, whose address is 10th Floor, Building A, No. 658 Zhaohua Road, Changning District, Shanghai 200050, People's Republic of China.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship:
Shaoqing Xiang -- People's Republic of China
Galbadia Limited -- British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities were acquired other than by purchase.

On April 24, 2025, Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang entered into a Deed of Concert Party Arrangement (the "Deed"). Pursuant to the Deed, the parties agree to consult with each other and to exercise all voting rights and other powers of control available unanimously in relation to resolutions of the Issuer proposed to be passed.

Based on the above, Mr. Shaoqing Xiang is deemed to have shared voting power over (i) 8,890,603 Class A ordinary shares held by Galbadia Limited, (ii) 165,031 Class B ordinary shares in the form of ADSs beneficially owned by Mr. Shaoqing Xiang, and (iii) 18,108,258 Class A ordinary shares in which Mr. Shaoqing Xiang is entitled to voting power pursuant to the Deed, including (a) 8,879,636 Class A ordinary shares held by ALBJ Limited, a company limited by shares incorporated in British Virgin Islands wholly owned by Asian LBJ Limited, which is wholly owned by Dr. Yifan Li, and (b) 9,228,622 Class A ordinary shares held by Fermat Star Limited, a company limited by shares incorporated in British Virgin Islands and wholly owned by Rock Ocean Limited, which is wholly owned by Dr. Kai Sun.

The Deed is filed as Exhibit 2 hereto.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference in its entirety. Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days:
Mr. Shaoqing Xiang, through Galbadia Limited, sold certain Class B ordinary shares of the Issuer in the form of ADSs (each representing one Class B ordinary share) in the past 60 days: (i) on March 13, 2025, 319,000 ADSs were sold at a weighted average price per ADS of US$21.0; (ii) on March 14, 2025, 20,559 ADSs were sold at a weighted average price per ADS of US$21.5; (iii) on March 17, 2025, 463,077 ADSs were sold at a weighted average price per ADS of US$21.1; (iv) on March 26, 2025, 24,068 ADSs were sold at a weighted average price per ADS of US$18.9; and (v) on March 27, 2025, 15,799 ADSs were sold at a weighted average price per ADS of US$18.3.

These transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 is hereby incorporated by reference in its entirety. Other than as described in this Item 6, the Reporting Person does not have any other contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Joint Filing Agreement dated April 30, 2025 by and among the Reporting Persons
2 - Deed of Concert Party Arrangement dated April 24, 2025 among Yifan Li, Kai Sun and Shaoqing Xiang

## Signatures
- Shaoqing Xiang: /s/ Shaoqing Xiang, Shaoqing Xiang (04/30/2025)
- Galbadia Limited: /s/ Shaoqing Xiang, Shaoqing Xiang/ Director (04/30/2025)